Morgan, Lewis & Bockius LLP	Morgan Lewis
1701 Market Street	COUNSELORS AT LAW
Philadelphia, PA 19103
Tel: 215.963.5000
Fax: 215.963.5001

Sean Graber

Associate

215.963.5598

February 11, 2011

FILED AS EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson, Esq.

Staff Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Response letter to comments on Pre-Effective Amendment No. 2 to the Registration Statement on
Form N-1A of Adviser Managed Trust (File Nos. 333-169727 and 811-22480)

Dear Ms. O’Neal-Johnson:

Set forth below are your additional comments, and our responses to those comments, on Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A of Adviser Managed Trust (the “Trust”) filed under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended, with the Securities and Exchange Commission (“SEC”) on January 24, 2011 regarding the registration of shares of the Tactical Offensive Equity Fund, Tactical Offensive Fixed Income Fund and Tactical Defensive Fund, each a series of the Trust (together, the “Funds”). Unless otherwise noted, capitalized terms have the same meaning as contained in the Prospectus and/or Statement of Additional Information included in the Registration Statement.

Comments

1.                                      Comment: In reference to the footnote to each Fund’s fee table that will inform shareholders that they may pay additional fees to the Financial Adviser for participating in the Adviser Managed Strategy, please clarify in each Fund’s investment strategy that clients of the Financial Adviser will not be shareholders in a Fund when the Fund is not an active component in the Adviser Managed Strategy.

Response: As previously discussed with the SEC staff, the following footnote will be added to each Fund’s fee table in the next Pre-Effective Amendment to the Trust’s Registration Statement on Form N-1A filed with the SEC:

The Fund is an integral part of the Financial Adviser’s Adviser Managed Strategy, as discussed further below.  As a result, shareholders in the Fund may pay a fee to the Financial Adviser for participating in the Adviser Managed Strategy and such fee is not reflected in this fee table or the example numbers below.  You should consult with the Financial Adviser regarding the fees charged for participating in the Adviser Managed Strategy.

The following sentence is currently located at the end of the last paragraph of the “Adviser Managed Strategy Component” sub-section in the “Principal Investment Strategies” section of each Fund Summary:

Although not currently contemplated, the Financial Adviser may provide the operating capital for the Fund when the Fund is not an active component of the Adviser Managed Strategy.

In response to your comment, we will replace the above sentence with the following sentence:

SIMC, the Financial Adviser or one or more of their affiliates will be the only investors in the Fund when the Fund is not an active component of the Adviser Managed Strategy.

2.                                      Comment: Please acknowledge that, after the first full fiscal year of operations, the Trust will use historical expenses to prepare each Fund’s fee table and expense example.

Response: The Trust acknowledges that, going forward, each Fund will prepare its fee table and expense example consistent with the requirements of Form N-1A.

I hereby acknowledge on behalf of the Trust that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Sean Graber
Sean Graber